Exhibit 3.10.3

CERTIFICATE OF AMENDMENT TO THE

CERTIFICATE OF INCORPORATION OF

UNITED BEECHCRAFT, INC.

United Beechcraft, Inc., a corporation organized and existing under and by virtue of the laws of the State of Kansas (the “Corporation”), does hereby certify that the following amendment to the Articles of Incorporation of the Corporation was duly adopted by the Board of Directors and Shareholders of the Corporation in accordance with K.S.A. 17-6602:

FIRST: The name of the Corporation is United Beechcraft, Inc. The date of filing of the Corporation’s original Articles of Incorporation with the Secretary of State of Kansas was February 28, 1962.

SECOND: That ARTICLE ONE of the Corporation’s Articles of Incorporation is hereby amended as set forth below:

“Article One: The name of the corporation is Raytheon Aircraft Services, Inc.”

THIRD: That, pursuant to the unanimous written consent of the directors of the Corporation, the amendment to the Certificate of Incorporation was adopted and approved by the written consent of the sole stockholder of the Corporation.

FOURTH: That the change of name shall be effective September 26, 1995.

IN WITNESS WHEREOF, this Certificate of Amendment has been executed this 6th day of September, 1995, on behalf of United Beechcraft, Inc. by its President thereby acknowledging under penalties of perjury that the foregoing Certificate of Amendment is the act and deed of the Corporation and that the facts stated therein are true, and attested by the Secretary of the Corporation.

ATTEST:	UNITED BEECHCRAFT, INC.

/s/ Frederick L. Eilts	/s/ John C. Willis
Frederick L. Eilts, Secretary	John C. Willis, President

STATE OF KANSAS	)
	)	ss:
COUNTY OF SEDGWICK	)

The foregoing instrument was acknowledged before me this 6th day of September, 1995, by John C. Willis, President of United Beechcraft, Inc., and Frederick L. Eilts, Secretary of United Beechcraft, Inc.

My appointment expires:
Notary Public